Exhibit 99.1

SANDY SPRING BANCORP, INC.

2024 EQUITY PLAN

1. ESTABLISHMENT, DURATION AND PURPOSE

1.1. Establishment and Duration of the Plan. This Plan shall be submitted to the shareholders of the Company for approval and, if approved, shall become effective as of the date of such shareholder approval (the “Effective Date”). The Plan shall remain in effect until the earliest of (i) the date that no additional Shares are available for issuance under the Plan, (ii) the date that the Plan has been terminated in accordance with Section 14 or (iii) the close of business on the tenth anniversary of the date on which the Company’s shareholders approve the Plan.

1.2. Purpose of the Plan. The Company believes that the compensation of its employees should be linked to the Company’s business performance in order to enhance the long-term success and value of the Company. The Plan serves this compensation philosophy by providing a source of equity-based Awards for employees that are intended to further motivate employees to increase the value of the Company’s common stock, thereby aligning the interests of employees with those of the Company’s shareholders while maintaining an appropriate balance between risk and reward. The Plan also provides the Company with a means to attract, motivate and retain employees with the talent, skills and experience needed to support the Company’s long-term strategy. The Plan also enables the Company to attract and retain persons of exceptional ability to serve as Non-Employee Directors and to further align the interests of Non-Employee Directors and shareholders in enhancing the value of the Company’s Shares.

2. DEFINITIONS

Whenever used in the Plan, the following terms shall have the meanings set forth below and, when the meaning is intended, the initial letter of the word is capitalized:

“Award” means, individually or collectively, a grant under this Plan of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock or Restricted Stock Units.

“Award Agreement” means an agreement between the Company and each Participant setting forth the terms and provisions applicable to an Award granted under this Plan.

“Board” or “Board of Directors” means the Board of Directors of the Company.

“Cause” means, unless otherwise provided in an Award Agreement, a Participant’s (a) dishonesty, willful misconduct, bad faith or a lack of complete integrity or candor (including, but not limited to, any acts of embezzlement or misappropriation of funds), breach of or dereliction of fiduciary duty, or fraud, in each case in connection with the performance of services on behalf of the Company or any of its affiliates or otherwise in connection with the Participant’s position with the Company or any of its affiliates, (b) intentional failure to perform the duties assigned to or expected of the Participant after reasonable notification (which shall be stated in writing and given at least fifteen (15) days prior to termination) by the Board of such failure, (c) conviction of a felony, plea of guilty or nolo contendere or finding of liability of or under any law, rule or regulation (other than traffic violations or similar offenses) or final cease-and-desist order, (d) engaging in behavior that would constitute grounds for liability (the Company’s and/or the Participant’s) for harassment, retaliation or discrimination (as proscribed by the U.S. Equal Employment Opportunity Commission or applicable state or local law) or other egregious conduct violative of laws governing the workplace, or (e) material violation of any of the rules of conduct or behavior of the Company or any of its affiliates, such as may be provided in any employee handbook or code of ethics as the Company or any of its affiliates may promulgate from time to time, following notice and a reasonable opportunity to cure in the sole discretion of the Company (if such violation is capable of cure).

“Change in Control” of the Company means, and shall be deemed to have occurred upon, any of the following events:

a)	the acquisition by any Person of direct or indirect beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 25% or more of the combined voting power of the then-outstanding securities of the Company entitled to vote in the election of Directors of the Company; provided, however, that the following acquisitions shall not constitute a Change in Control: (i) any acquisition directly from the Company; (ii) any acquisition by the Company; (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any affiliate of the Company; or (iv) any acquisition pursuant to a transaction that complies with clauses (c)(i), (ii) and (iii) below;

b)	the individuals who, as of the Effective Date, constitute the Board (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board; provided that any individual becoming a Director subsequent to the Effective Date whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such individual is named as a nominee for Director, without written objection to such nomination) shall be considered an Incumbent Director, unless such individual is initially elected or nominated as a Director of the Company as a result of an actual or threatened election contest with respect to the election or removal of Directors or other actual or threatened solicitation of proxies or consents by or behalf of a Person other than the Board, including by reason of any agreement intended to avoid or settle any election contest or proxy solicitation;

c)	the consummation of a merger, consolidation, reorganization, statutory share exchange or similar form of corporation transaction involving the Company or involving the issuance of securities by the Company or the acquisition of assets or stock of another entity by the Company (each, a “Business Combination”), unless immediately following such Business Combination:

i)	the shareholders of the Company immediately prior to such Business Combination own directly or indirectly at least 60% of the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of Directors (or, for a non-corporate entity, equivalent governing body) of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) (the “Surviving Company”) in substantially the same proportion as their ownership of voting securities of the Company immediately prior to such Business Combination;

ii)	at least a majority of the members of the board of directors (or, for a non-corporate entity, equivalent governing body) of the Surviving Company were Incumbent Directors at the time of the execution of the initial agreement or action of the Board providing for such Business Combination; and

iii)	no Person other than (A) the Surviving Company or (B) any employee benefit plan (or related trust) sponsored or maintained by the Company immediately prior to such Business Combination beneficially owns, directly or indirectly, 25% or more of the combined voting power of the Surviving Company’s then-outstanding voting securities entitled to vote in the election of Directors;

d)	the sale of all or substantially all of the assets of the Company (other than to an affiliate of the Company); or

e)	the Company’s shareholders approve a plan of dissolution or complete liquidation of the Company.

Notwithstanding the foregoing, if it is determined that an Award hereunder is subject to the requirements of Code Section 409A and the Change in Control is a “payment event” under Code Section 409A for such Award, then for such purpose the Company will not be deemed to have undergone a Change in Control unless the Company is deemed to have undergone a “change in control event” pursuant to the definition of such term in Code Section 409A.

“Code” means the Internal Revenue Code of 1986, as amended from time to time. References to the Code shall include the valid and binding governmental regulations, court decisions and other regulatory and judicial authority issued or rendered thereunder.

“Committee” means the Compensation Committee of the Board of Directors; provided, however, that with respect to Awards to any employees who are Insiders, Committee means all of the members of the Compensation Committee who are “non-employee directors” within the meaning of Rule 16b-3 adopted under the Exchange Act. Committee may also mean any individual or committee of individuals (who need not be Directors) that the Compensation Committee may appoint from time to time to administer the Plan with respect to Awards to employees who are not Insiders, in accordance with and subject to the requirements of Section 3.2.

“Company” means Sandy Spring Bancorp, Inc., a Maryland corporation, and any successor as provided in Section 18 herein.

“Director” means any individual who is a member of the Board of Directors of the Company.

“Disability” with respect to a Participant, means a physical or mental infirmity that impairs the Participant’s ability to substantially perform duties assigned to the Participant and that results in the Participant’s becoming eligible for long-term disability benefits under the long-term disability plan of the Company or Subsidiary with which the Participant is employed or from the U.S. Social Security Administration. Notwithstanding the foregoing, for any Awards that constitute nonqualified deferred compensation within the meaning of Code Section 409A(d) and that provide for an accelerated payment in connection with any Disability, Disability shall have the same meaning as set forth in any regulations, revenue procedure, revenue rulings or other pronouncements issued by the Secretary of the United States Treasury pursuant to Code Section 409A, applicable to such arrangements.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

“Fair Market Value” means, as of any date, the fair market value of a Share, as reasonably determined by the Company and consistently applied for purposes of the Plan, which may include, without limitation, the closing sales price on the trading day immediately prior to or on such date, or a trailing average of previous closing prices prior to such date.

“Grant Date Fair Market Value” means, as of a date of grant, (i) if Shares are listed on a national securities exchange, the closing sales price of a Share reported on the primary exchange on which the Shares are listed and traded on such date, or, if there are no such sales on that date, then on the last preceding date on which such sales were reported; (ii) if the Shares are not listed on any national securities exchange but are quoted in an inter-dealer quotation system on a last-sale basis, the average between the closing bid price and ask price reported on such date, or, if there is no such sale on that date, then on the last preceding date on which a sale was reported; or (iii) if the Shares are not listed on a national securities exchange or quoted in an inter-dealer quotation system on a last-sale basis, the amount determined by the Committee in good faith and in compliance with Section 409A of the Code to the extent such determination is necessary for Awards under the Plan to comply with, or be exempt from, Section 409A of the Code.

“Incentive Stock Option” or “ISO” means an option to purchase Shares granted under Section 6 herein, and designated as an Incentive Stock Option that is intended to meet the requirements of Code Section 422.

“Insider” means an individual who is, on the relevant date, an officer, Director or 10% beneficial owner of any class of the Company’s equity securities that is registered pursuant to Section 12 of the Exchange Act, all as defined under Section 16 of the Exchange Act and the rules thereunder.

“Non-Employee Director” means an individual who is a member of the Board, but who is not an employee of the Company or any of its Subsidiaries.

“Nonqualified Stock Option” or “NQSO” means an option to purchase Shares granted under Section 6 herein, and which is not intended to meet the requirements of Code Section 422.

“Option” means an Incentive Stock Option or a Nonqualified Stock Option.

“Option Price” means the price at which a Share may be purchased by a Participant pursuant to an Option.

“Participant” means an individual or any permitted transferee under the Plan who has outstanding an Award granted under the Plan.

“Performance Award” means an Award of Shares of Restricted Stock or Restricted Stock Units made subject to the attainment of performance goals over a performance period established by the Committee as described in Section 9.

“Period of Restriction” means the period during which the transfer of Shares of Restricted Stock or an Award of Restricted Stock Units is limited in some way or during which such Award is subject to a risk of forfeiture (based on the passage of time, the achievement of performance goals, or upon the occurrence of other events as determined by the Committee, at its discretion), as provided in Section 8 herein and subject to Section 3.4.

“Person” shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a “group” within the meaning of Section 13(d).

“Plan” means the incentive compensation plan set forth herein known as the “Sandy Spring Bancorp, Inc. 2024 Equity Plan,” as the same may be amended from time to time.

“Prior Plan” means the Sandy Spring Bancorp, Inc. 2015 Omnibus Incentive Plan, as amended from time to time.

“Restricted Stock” means an Award of Shares, subject to a Period of Restriction (except as set forth in Section 3.4), that is granted under Section 8 herein.

“Restricted Stock Unit” means an Award, subject to a Period of Restriction (except as set forth in Section 3.4), that is granted under Section 8 herein and is settled either (a) by the delivery of one (1) Share for each Restricted Stock Unit or (b) in cash in an amount equal to the Fair Market Value of one (1) Share for each Restricted Stock Unit, all as specified in the applicable Award Agreement. The Award of a Restricted Stock Unit represents the mere promise of the Company to deliver a Share or the appropriate amount of cash, as applicable, at the end of the Period of Restriction (or such later date as provided by the Award Agreement) in accordance with and subject to the terms and conditions of the applicable Award Agreement, and is not intended to constitute a transfer of “property” within the meaning of Code Section 83.

“Shares” means the shares of common stock, $1.00 par value per share, of the Company.

“Stock Appreciation Right” or “SAR” means an Award designated as a SAR that is granted under Section 7 herein.

“Subsidiary” means any corporation, partnership, joint venture, affiliate, or other entity in which the Company owns more than 50% of the voting stock or voting ownership interest, as applicable, or any other business entity designated by the Committee as a Subsidiary for purposes of the Plan.

3. ADMINISTRATION

3.1. Authority of the Committee. The Plan shall be administered by the Committee. Except as limited by law, or by the Articles of Incorporation or Bylaws of the Company, and subject to the provisions herein, the Committee shall have full power to select employees who may receive an Award under the Plan; determine the sizes and types of Awards; determine the terms and conditions of Awards in a manner consistent with the Plan; construe and interpret the Plan and any agreement or instrument entered into under the Plan; accelerate vesting and waive any conditions or restrictions on any outstanding award for any reason at its discretion; establish, amend, or waive rules and regulations for the Plan’s administration; and (subject to the provisions of Section 14 herein), amend the terms and conditions of any outstanding Award to the extent such terms and conditions are within the discretion of the Committee as provided in the Plan. Further, the Committee shall make all other determinations that may be necessary or advisable for the administration of the Plan.

3.2. Delegation. To the extent permitted by applicable law, the Committee may delegate its authority as identified herein to any individual or committee of individuals (who need not be Directors), including without limitation the authority to make Awards to employees who are not Insiders.

To the extent that the Committee delegates its authority to make Awards as provided by this Section 3.2, all references in the Plan to the Committee’s authority to make Awards and determinations with respect thereto shall be deemed to include the Committee’s delegate. Any such delegate shall serve at the pleasure of, and may be removed at any time by, the Committee.

3.3. Decisions Binding. All determinations and decisions made by the Committee pursuant to the provisions of the Plan and all related orders and resolutions of the Board shall be final, conclusive, and binding on all persons, including the Company, its shareholders, employees, Participants, and their estates and beneficiaries.

3.4. Limitation on Vesting for Awards. Notwithstanding any other provision of the Plan to the contrary, including but not limited to this Section 3.4, stock-settled Awards granted under the Plan shall vest no earlier than the first anniversary of the date on which the Award is granted, excluding, for this purpose, any (i) Awards granted through the assumption of, or in substitution for, outstanding awards previously granted to individuals who become employees as a result of a merger, consolidation, acquisition or other corporate transaction involving the Company or any Subsidiary and (ii) Shares delivered in lieu of fully vested cash incentive compensation under any applicable plan or program of the Company; provided, that, the Board may grant stock-settled Awards without regard to the foregoing minimum vesting requirement with respect to a maximum of 5% of the available share reserve authorized for issuance under the Plan pursuant to Section 4.1 (subject to adjustment under Section 4.7); and, provided further, for the avoidance of doubt, that the foregoing restriction does not apply to the Committee’s discretion to provide for accelerated exercisability or vesting of any Award, including in cases of retirement, workforce reduction, death, Disability, in the terms of the Award or otherwise.

4. SHARES SUBJECT TO THE PLAN

4.1. Number of Shares Available for Grants. Subject to the provisions of this Section 4, the total number of Shares that may be issued under the Plan or with respect to which all Awards may be granted shall equal 700,000, plus the number of Shares available for grant under the Prior Plan as of the Effective Date. Any Shares subject to an award under the Prior Plan that is canceled, terminates, expires, lapses or is otherwise not paid in full for any reason after the Effective Date shall be added to the Shares available for Awards under the Plan. As of the Effective Date, no awards may be granted under the Prior Plan.

4.2. Permitted Addbacks to Share Reserve. If any Award is canceled, terminates, expires, lapses or is otherwise not paid in full for any reason, any Shares subject to such Award shall not count against the aggregate number of Shares available for grants under the Plan set forth in Section 4.1 above. To the extent that any Award is settled in cash rather than by the issuance of Shares, any Shares previously reserved for issuance pursuant to such Award shall again be available for issuance under the Plan. In the event that withholding tax liabilities arising from an Award other than an Option or SAR are satisfied by the withholding of Shares by the Company, the Shares so withheld shall again be available for issuance under the Plan.

4.3. No Net Counting of Options or SARs. The full number of Shares with respect to which an Option or SAR is granted shall count against the aggregate number of Shares available for grant under the Plan. Accordingly, if in accordance with the terms of the Plan, a Participant pays the Option Price for an Option by either tendering previously owned Shares or having the Company withhold Shares, then such Shares surrendered to pay the Option Price shall continue to count against the aggregate number of Shares available for grant under the Plan set forth in Section 4.1 above.

4.4. Dividend Equivalents. Any dividend equivalents settled in Shares under the Plan shall count against the aggregate number of Shares available for grant under the Plan set forth in Section 4.1 above.

4.5. Items Not Included. The following items shall not count against the aggregate number of Shares available for grants under the Plan set forth in Section 4.1 above: (a) the payment in cash of dividends or dividend equivalents under any outstanding Award; and (b) Awards granted through the assumption of, or in substitution for, outstanding awards previously granted to individuals who become employees as a result of a merger, consolidation, acquisition or other corporate transaction involving the Company or any Subsidiary.

4.6. Award Limits. Notwithstanding any provision herein to the contrary, the following provisions shall apply (subject to adjustment in accordance with Section 4.7 herein):

a)	in no event shall there be granted during the term of the Plan Incentive Stock Options covering more than an aggregate of 350,000 Shares; and

b)	the maximum number of Shares subject to Awards granted during any single fiscal year to any Non-Employee Director, taken together with any cash fees paid during the fiscal year to the Non-Employee Director in respect of the Director’s service as a member of the Board during such year (including service as a member or chair of any committees of the Board), shall not exceed $500,000 in total value (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes).

4.7. Adjustments in Authorized Shares. In the event of any change in corporate capitalization, such as a stock split, stock dividend, or a corporate transaction, such as any merger, consolidation, separation, including a spin-off, or other distribution of stock or property of the Company (including a special cash dividend), any reorganization (whether or not such reorganization comes within the definition of such term in Code Section 368) or any partial or complete liquidation of the Company, or other transactions with similar impacts, such adjustment shall be made in the number and class of Shares which may be issued under the Plan and in the number and class of and/or price of Shares subject to outstanding Awards granted under the Plan, as may be determined to be appropriate and equitable by the Committee, in its sole discretion, to prevent dilution or enlargement of rights; provided, however, that (a) the number of Shares subject to any Award shall always be a whole number and (b) such adjustment shall be made in a manner consistent with the requirements of Code Section 409A in order for any Options or SARs to remain exempt from the requirements of Code Section 409A.

4.8. Source of Shares. Shares issued under the Plan may be original issue shares or shares purchased in the open market or otherwise, all as determined by the Chief Financial Officer of the Company (or the Chief Financial Officer’s designee) from time to time, unless otherwise determined by the Committee.

5. ELIGIBILITY AND PARTICIPATION

5.1. Eligibility. Persons eligible to participate in this Plan are all employees, consultants, independent contractors and Non-Employee Directors of the Company and its Subsidiaries and persons expected to become employees, consultants, independent contractors, or Non-Employee Directors of the Company or any of its Subsidiaries.

5.2. Actual Participation. Subject to the provisions of the Plan, the Committee may, from time to time, select from all eligible employees those to whom Awards shall be granted and shall determine the nature and amount of each Award. The grant of any Award to a person is voluntary and occasional and does not create any contractual or other right to receive future Awards or benefits in lieu of Awards, even if such Awards have been granted in the past.

5.3. Foreign Employees. Without amending the Plan, the Committee may grant Awards to eligible persons who are foreign nationals and/or reside outside the U.S. on such terms and conditions different from those specified in the Plan as may in the judgment of the Committee be necessary or desirable to foster and promote achievement of the purposes of the Plan and, in furtherance of such purposes, the Committee may make such modifications, amendments, procedures, subplans and the like as may be necessary or advisable to comply with provisions of laws in other countries or jurisdictions in which the Company or its Subsidiaries operates or has employees.

6. STOCK OPTIONS

6.1. Grant of Options. Subject to the terms and provisions of the Plan, Options may be granted to eligible employees and Non-Employee Directors in such number, and upon such terms (including any performance conditions under Section 9.1), and at any time and from time to time as shall be determined by the Committee. To the extent that the aggregate Grant Date Fair Market Value of Shares with respect to which options designated as Incentive Stock Options are exercisable for the first time by a Participant during any calendar year (under the Plan or any other plan of the Company, or any parent or Subsidiary) exceeds the amount (currently $100,000) established by the Code, such options shall constitute Nonqualified Stock Options.

6.2. Award Agreement. Each Option grant shall be evidenced by an Award Agreement that shall specify the Option Price, the duration of the Option, the number of Shares to which the Option pertains, and such other provisions as the Committee shall determine. The Award Agreement also shall specify whether the Option is intended to be an ISO within the meaning of Code Section 422, or an NQSO whose grant is intended not to fall under Code Section 422.

6.3. Option Price. The Option Price for each grant of an Option under this Plan shall be not less than 100% of the Grant Date Fair Market Value of a Share; provided, however, that if an Incentive Stock Option shall be granted to any person who, at the time such option is granted, owns capital stock possessing more than 10% of the total combined voting power of all classes of capital stock of the Company (or of any parent or Subsidiary), the purchase price per share shall not be less than the price (currently 110% of Grant Date Fair Market Value) required by the Code in order to constitute an Incentive Stock Option.

6.4. Duration of Options. Each Option shall expire at such time as the Committee shall determine at the time of grant; provided, however, that no Option shall be exercisable later than the tenth (10th) anniversary date of its grant; provided, further, that if an Incentive Stock Option shall be granted to any person who, at the time such option is granted, owns capital stock possessing more than 10% of the total combined voting power of all classes of capital stock of the Company (or of any parent or Subsidiary), such Option shall be not be exercised later than the fifth (5th) anniversary date of its grant.

6.5. Exercise of Options. Options granted under this Section 6 shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve and which shall be set forth in the applicable Award Agreement, which need not be the same for each grant or for each Participant. No Option shall include a reload feature.

6.6. Payment. Options shall be exercised by the delivery of a notice of exercise to the Company, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares. To be effective, notice of exercise must be made in accordance with procedures established by the Company from time to time.

The Option Price due upon exercise of any Option shall be payable to the Company in full either: (a) in cash or its equivalent, or (b) by tendering previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the total Option Price (provided that the Shares which are tendered must have been held by the Participant for at least six (6) months prior to their tender to satisfy the Option Price unless such Shares had been acquired by the Participant on the open market), or (c) by a combination of (a) and (b).

As soon as practicable after notification of exercise and full payment, the Company shall deliver the Shares to the Participant in an appropriate amount based upon the number of Shares purchased under the Option(s).

Notwithstanding the foregoing, the Committee also may allow (a) cashless exercises as permitted under Federal Reserve Board’s Regulation T, subject to applicable securities law restrictions, or (b) exercises by any other means which the Committee determines to be consistent with the Plan’s purpose and applicable law.

6.7. Restrictions on Share Transferability. The Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option granted under this Section 6 as it may deem advisable, including, without limitation, restrictions under applicable Federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed and/or traded, and under any blue sky or state securities laws applicable to such Shares.

6.8. Termination of Employment. Each Participant’s Option Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the Option following termination of the Participant’s employment with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with Participants, need not be uniform among all Options issued pursuant to this Section 6, and may reflect distinctions based on the reasons for termination of employment. In that regard, if an Award Agreement permits exercise of an Option following the death of the Participant, the Award Agreement shall provide that such Option shall be exercisable to the extent provided therein by any person that may be empowered to do so under the Participant’s will, or if the Participant shall fail to make a testamentary disposition of the Option or shall have died intestate, by the Participant’s executor or other legal representative.

6.9. Nontransferability of Options.

a)	Incentive Stock Options. No ISO granted under this Section 6 may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, all ISOs granted to a Participant under the Plan shall be exercisable during the Participant’s lifetime only by such Participant except to the extent otherwise permitted by applicable law.

b)	Nonqualified Stock Options. Except as otherwise provided in a Participant’s Award Agreement, no NQSO granted under this Section 6 may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a Participant’s Award Agreement, all NQSOs granted to a Participant under this Section 6 shall be exercisable during the Participant’s lifetime only by such Participant. In no event may an NQSO be transferred for consideration.

6.10. No Rights. A Participant granted an Option shall have no rights as a shareholder of the Company with respect to the Shares covered by such Option except to the extent that Shares are issued to the Participant upon the due exercise of the Option.

6.11. No Dividend Equivalents. In no event shall any Award of Options granted under the Plan include any dividend equivalents with respect to such Award.

7. STOCK APPRECIATION RIGHTS

7.1. Grant of SARs. Subject to the terms and conditions of the Plan, SARs may be granted to eligible employees and Non-Employee Directors at any time and from time to time as shall be determined by the Committee. The Committee shall have complete discretion in determining the number of SARs granted to each Participant (subject to Section 4 herein) and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such SARs, including whether the SARs shall be subject to any performance conditions under Section 9.1. The grant price of a SAR shall be not less than 100% of the Grant Date Fair Market Value of a Share.

7.2. Exercise of SARs. SARs may be exercised upon whatever terms and conditions the Committee, in its sole discretion, imposes upon them. No SAR shall include a reload feature.

7.3. SAR Agreement. Each SAR grant shall be evidenced by an Award Agreement that shall specify the grant price, the term of the SAR, and such other provisions as the Committee shall determine.

7.4. Term of SARs. The term of a SAR granted under the Plan shall be determined by the Committee, in its sole discretion; provided, however, that such term shall not exceed ten (10) years.

7.5. Payment of SAR Amount. Upon exercise of a SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

a)	The difference between the Fair Market Value of a Share on the date of exercise over the grant price; by

b)	The number of Shares with respect to which the SAR is exercised.

At the discretion of the Committee or as otherwise provided in the applicable Award Agreement, the payment upon exercise of a SAR shall be in cash, in Shares of equivalent value, or in some combination thereof.

7.6. Other Restrictions. Notwithstanding any other provision of the Plan, the Committee may impose such conditions on exercise of a SAR (including, without limitation, the right of the Committee to limit the time of exercise to specified periods) as may be required to satisfy the requirements of Section 16 (or any successor rule) of the Exchange Act or for any other purpose deemed appropriate by the Committee.

7.7. Termination of Employment. Each SAR Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the SAR following termination of the Participant’s employment with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with Participants, need not be uniform among all SARs issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination of employment. In that regard, if an Award Agreement permits exercise of a SAR following the death of the Participant, the Award Agreement shall provide that such SAR shall be exercisable to the extent provided therein by any person that may be empowered to do so under the Participant’s will, or if the Participant shall fail to make a testamentary disposition of the SAR or shall have died intestate, by the Participant’s executor or other legal representative.

7.8. Nontransferability of SARs. Except as otherwise provided in a Participant’s Award Agreement, no SAR granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a Participant’s Award Agreement, all SARs granted to a Participant under the Plan shall be exercisable during the Participant’s lifetime only by such Participant. In no event may a SAR be transferred for consideration.

7.9. No Rights. A Participant granted a SAR shall have no rights as a shareholder of the Company with respect to the Shares covered by such SAR except to the extent that Shares are issued to the Participant upon the due exercise of the SAR.

7.10. No Dividend Equivalents. In no event shall any Award of SARs granted under the Plan include any dividend equivalents with respect to such Award.

8. RESTRICTED STOCK AND RESTRICTED STOCK UNITS

8.1. Grant of Restricted Stock and Restricted Stock Units. Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Shares of Restricted Stock or Restricted Stock Units to eligible employees and Non-Employee Directors in such amounts as the Committee shall determine.

8.2. Restricted Stock Agreement. Each grant of Restricted Stock or Restricted Stock Units shall be evidenced by an Award Agreement that shall specify the Period or Periods of Restriction, the number of Shares of Restricted Stock or the number of Restricted Stock Units granted, and such other provisions as the Committee shall determine.

8.3. Transferability. Except as provided in this Section 8, the Shares of Restricted Stock or Restricted Stock Units granted herein may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction established by the Committee and specified in the Award Agreement, or upon earlier satisfaction of any other conditions, as specified by the Committee in its sole discretion and set forth in the Award Agreement. All rights with respect to the Restricted Stock or Restricted Stock Units granted to a Participant under the Plan shall be available during the Participant’s lifetime only to such Participant.

8.4. Other Restrictions. The Committee shall impose such other conditions and/or restrictions on any Shares of Restricted Stock or Restricted Stock Units granted pursuant to the Plan as it may deem advisable including, without limitation, a requirement that Participants pay a stipulated purchase price for each Share of Restricted Stock or each Restricted Stock Unit, restrictions based upon the achievement of specific performance conditions under Section 9.1, time-based restrictions on vesting following the attainment of the performance goals, and/or restrictions under applicable Federal or state securities laws. An Award of Shares of Restricted Stock or Restricted Stock Units may be intended to be a Performance Award that is subject to the provisions of Section 9.1.

The Company shall retain the Shares of Restricted Stock in the Company’s possession until such time as all conditions and/or restrictions applicable to such Shares have been satisfied.

Except as otherwise provided in this Section 8, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan shall become freely transferable by the Participant after the last day of the Period of Restriction.

8.5. Settlement of Restricted Stock Units. Any Restricted Stock Units that become payable in accordance with the terms and conditions of the applicable Award Agreement shall be settled in cash, Shares, or a combination of cash and Shares as determined by the Committee in its discretion or as otherwise provided for under the Award Agreement.

8.6. Voting Rights. During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares. There shall be no voting rights with respect to Restricted Stock Units.

8.7. Dividends and Other Distributions. During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder shall be entitle to receive cash dividends paid with respect to the underlying Shares while the Restricted Stock is held by the Company; provided, however, that such dividends shall be accumulated and remain subject to vesting requirement(s) to the same extent as the applicable Award and shall only be paid at the time or time(s) such vesting requirement(s) are satisfied. The Committee, in its discretion, may grant dividend equivalents rights with respect to Restricted Stock Units, including Performance Awards, as evidenced by the applicable Award Agreement; provided, however, that any dividend equivalents with respect to Awards of unvested Restricted Stock Units shall be accumulated or deemed reinvested in additional Restricted Stock Units until such Award is earned and vested, and shall be subject to the same terms and conditions, including vesting conditions and the achievement of applicable performance goals, as the original Award.

8.8. Termination of Employment. Each Restricted Stock or Restricted Stock Unit Award Agreement shall set forth the extent to which the Participant shall have the right to receive unvested Restricted Stock or Restricted Stock Units following termination of the Participant’s employment with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with Participants, need not be uniform among all Shares of Restricted Stock or Restricted Stock Units issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination of employment.

9. PERFORMANCE MEASURES

9.1. Performance Conditions. The right of a Participant to exercise or receive a grant or settlement of any Award, and the timing thereof, may be subject to such performance conditions as may be specified by the Committee. The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any such performance conditions. The Committee may establish, from time to time, one or more formulas to be applied against the performance goals to determine the number of Shares earned with respect to the Performance Award.

9.2. Performance Goals Generally. The performance goals for Performance Awards shall consist of one or more business or other criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this Section 9.2. The Committee may determine that such Performance Awards shall be granted, exercised and/or settled upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to grant, exercise, and/or settlement of such Performance Awards. Performance goals may, in the discretion of the Committee, be established on a Company-wide basis, or with respect to one or more business units, divisions, subsidiaries, or business segments, as applicable. Performance goals may be absolute or relative (to the performance of one or more comparable companies or indices) and may be calculated on a pre- or post-tax basis. Performance goals may differ for Performance Awards granted to any one Participant or to different Participants. The Committee may make objectively determinable adjustments, modifications, or amendments to any performance goal as the Committee deems appropriate, and may determine the extent to which measurement of performance goals may exclude the impact of charges for restructuring, discontinued operations, extraordinary items, debt redemption or retirement, asset write downs, litigation or claim judgments or settlements, acquisitions or divestitures, foreign exchange gains and losses, and other unusual non-recurring items, and the cumulative effects of tax or accounting changes (each as defined by generally accepted accounting principles and as identified in the Company’s financial statements or other SEC filings).

9.3. Business Criteria. For purposes of Performance Awards, the Committee may select any business criteria for the Company, on a consolidated basis, and/or specified subsidiaries or business units of the Company, including any of the following: (i) earnings per share; (ii) income or other earnings measures; (iii) return on equity, capital, assets, revenue or investments; (iv) total shareholder return or other stock price performance measures; (v) revenue; (vi) profit margin; (vii) efficiency ratios; (viii) customer satisfaction; (ix) productivity; (x) expenses; (xi) balance sheet metrics, including capital ratios, liquidity measures and book value; (xii) credit quality; (xiii) strategic initiatives; or (xiv) implementation, completion or attainment of measurable objectives with respect to recruitment or retention of personnel or employee satisfaction. The business criteria listed above shall include any derivations of such business criteria (e.g., income shall include pre-tax income, net income, operating income, etc.).

10. BENEFICIARY DESIGNATION

Except as otherwise provided in an Award Agreement, each Participant under the Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of the Participant’s death before the Participant receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form and pursuant to such procedures as may be prescribed by the Company, and will be effective only when filed by the Participant in writing with the Company during the Participant’s lifetime. In the absence of any such designation, benefits remaining unpaid at the Participant’s death shall be paid to the Participant’s estate.

11. DEFERRALS

The Committee may permit a Participant to defer such Participant’s receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant by virtue of the exercise of an Option or SAR or the lapse or waiver of restrictions with respect to Restricted Stock or Restricted Stock Units, to the extent permitted by Code Section 409A (if applicable). If any such deferral election is required or permitted, the Committee shall, in its sole discretion, establish rules and procedures for such payment deferrals.

12. RIGHTS OF EMPLOYEES

12.1. Employment. Nothing in the Plan shall interfere with or limit in any way the right of the Company to terminate any Participant’s employment at any time, nor confer upon any Participant any right to continue in the employ of the Company.

For purposes of this Plan, a transfer of a Participant’s employment between the Company and a Subsidiary, or between Subsidiaries, shall not be deemed to be a termination of employment. Upon such a transfer, the Committee may make such adjustments to outstanding Awards as it deems appropriate to reflect the changed reporting relationships.

12.2. Participation. No employee shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award or a future Award in any specified amount.

13. CHANGE IN CONTROL

13.1. Treatment of Outstanding Awards. Upon the occurrence of a Change in Control, unless otherwise provided in the applicable Award Agreement:

a)	the applicable performance goal(s) for any Performance Award shall be deemed achieved at the greater of (i) the applicable target level and (ii) the level of achievement as determined by the Committee, taking into account performance through the latest date preceding the Change in Control as to which performance can, as a practical matter, be determined, which date shall not be later than the end of the applicable performance period; and

b)	after giving effect to Section 13.1(a), all then-outstanding Options and SARs shall become fully vested and exercisable, and all other Awards shall vest in full, be free of restrictions, and be deemed to be earned and payable in an amount equal to the full value of such Award, except in each case to the extent that such Award is assumed, or a substantially equivalent award is substituted, by the acquiring or succeeding entity or affiliate thereof.

13.2. Assumed Awards. For the purposes of Section 13.1, an Award will be considered assumed if, following the Change in Control, the Award confers the right to receive, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of common stock of the Company for each Share held on the effective date of the transaction; provided, however, that if such consideration received in the Change in Control is not solely common stock of the successor corporation or its parent, the successor corporation may provide for the consideration to be received upon the payout of a Restricted Stock Unit or Performance Award, for each Share subject to such Award, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of common stock in the Change in Control. If an Award is assumed, or a substantially equivalent award is substituted, by the acquiring or succeeding entity or affiliate thereof, the assumed or substituted Award shall not vest upon the Change in Control.

13.3. Termination of Service. Notwithstanding any other provision of this Plan to the contrary and unless otherwise set forth in the applicable Award Agreement, upon a termination of service of a Participant by the Company other than for Cause or by the Participant for “good reason” (if such term is defined in the Award Agreement; it being understood that if such term is not defined in the Award Agreement, the provisions set forth in this Section 13.3 that are applicable upon a termination by the Participant for “good reason” shall not apply to the Participant’s assumed Awards as a result of this Section 13.3) within twenty-four (24) months following a Change in Control, (i) all assumed or substituted Awards held by such Participant shall vest in full, be free of restrictions, and be deemed to be earned in full, and (ii) any Option (other than Incentive Stock Option) or SAR held by the Participant as of the date of the Change in Control that remains outstanding as of the date of such termination of service may thereafter be exercised until the expiration of the stated full term of such Option or SAR.

13.4. Termination, Amendment, and Modifications of Change-in-Control Provisions. Notwithstanding any other provision of this Plan or any Award Agreement provision, the provisions of this Section 13 may not be terminated, amended, or modified on or after the date of a Change in Control to affect adversely any Award theretofore granted under the Plan without the prior written consent of the Participant with respect to said Participant’s outstanding Awards; provided, however, the Board of Directors, upon recommendation of the Committee, may terminate, amend, or modify this Section 13 at any time and from time to time prior to the date of a Change in Control.

14. AMENDMENT, MODIFICATION, AND TERMINATION

14.1. Amendment, Modification, and Termination. The Board may at any time and from time to time, amend, modify or terminate the Plan in whole or in part; provided, however, that an amendment to the Plan may be conditioned on the approval of the shareholders of the Company if and to the extent the Board determines that shareholder approval is necessary or appropriate.

14.2. Awards Previously Granted. No amendment, modification or termination of the Plan shall adversely affect in any material way any Award previously granted under the Plan, without the written consent of the Participant holding such Award.

14.3. No Repricing. Notwithstanding any provision herein to the contrary, the repricing of Options or SARs is prohibited without prior approval of the Company’s shareholders. For this purpose, a “repricing” means any of the following (or any other action that has the same effect as any of the following): (A) changing the terms of an Option or SAR to lower its Option Price or grant price; (B) any other action that is treated as a “repricing” under generally accepted accounting principles; and (C) repurchasing for cash or canceling an Option or SAR at a time when its Option Price or grant price is greater than the Fair Market Value of the underlying Shares in exchange for another Award, unless the cancellation and exchange occurs in connection with a change in capitalization or similar change under Section 4.7 above. Such cancellation and exchange would be considered a “repricing” regardless of whether it is treated as a “repricing” under generally accepted accounting principles and regardless of whether it is voluntary on the part of the Participant.

15. WITHHOLDING

15.1. Tax Withholding. The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy Federal, state, local, foreign or other taxes (including the Participant’s FICA or other applicable social tax obligation) required by law to be withheld with respect to any taxable event arising as a result of this Plan.

15.2. Share Withholding. The Company may cause any tax withholding obligation described in Section 15.1 to be satisfied by the Company withholding Shares having a Fair Market Value on the date the tax is to be determined equal to the required tax withholding imposed on the transaction (not to exceed maximum statutory rates). In the alternative, the Company may permit Participants to elect to satisfy the tax withholding obligation, in whole or in part, by either (a) a cash payment to the Company; (b) having the Company withhold Shares having a Fair Market Value on the date the tax is to be determined equal to the required tax withholding imposed on the transaction (not to exceed maximum statutory rates); or (c) delivery (either actual delivery or by attestation procedures established by the Company) to the Company of previously acquired Shares having an aggregate Fair Market Value equal to the required tax withholding imposed on the transaction (not to exceed maximum statutory rates). All such elections shall be irrevocable, made in writing, signed by the Participant, and shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate.

16. AWARDS SUBJECT TO CLAWBACK

Any Awards granted under the Plan and any cash payment or Shares delivered pursuant to an Award are subject to forfeiture, recovery by the Company or other action pursuant to the Award Agreement or any clawback, recapture or recoupment policy that the Company may adopt from time to time, including without limitation any such policy that the Company has adopted under the Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing rules and regulations, or as otherwise required by law.

17. INDEMNIFICATION

Provisions for the indemnification of officers and Directors of the Company in connection with the administration of the Plan shall be as set forth in the Company’s Articles of Incorporation and Bylaws as in effect from time to time.

18. SUCCESSORS

All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

19. LEGAL CONSTRUCTION

19.1. Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

19.2. Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

19.3. Requirements of Law. The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

19.4. Securities Law Compliance. With respect to Insiders, transactions under this Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successors under the Exchange Act. To the extent any provision of the plan or action by the Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee.

19.5. No Conflict. Unless otherwise provided for by an Award Agreement, in the event of any conflict between the terms of the Plan and the terms of an Award Agreement, the terms of the Plan shall control.

19.6. Governing Law. To the extent not preempted by Federal law, the Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the State of Maryland.

19.7. Compliance with Code Section 409A. The Plan is intended to comply with Code Section 409A, to the extent applicable. Notwithstanding any provision of the Plan to the contrary, the Plan shall be interpreted, operated, and administered consistent with this intent. In that regard, and notwithstanding any provision of the Plan to the contrary, the Company reserves the right to amend the Plan or any Award granted under the Plan, by action of the Committee, without the consent of any affected Participant, to the extent deemed necessary or appropriate for purposes of maintaining compliance with Code Section 409A.